December 22, 2011

Costamare Inc.
Form 20-F for the Year Ended December 31, 2010
Filed March 22, 2011
File No. 001-34934

Dear Mr. Humphrey:

Reference is made to the comment letter (the “Comment Letter”) dated December 21, 2011 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the annual report on Form 20-F of Costamare Inc. (the “Company”) for the year ended December 31, 2010, filed with the Commission on March 22, 2011.

In order to consider and fully respond to the comments raised by the Staff in the Comment Letter, the Company believes that it will require additional time beyond the ten business days referred to therein.  Accordingly, the Company respectfully requests an extension of the time to respond to the Comment Letter until January 20, 2012.

We are grateful for the Staff’s assistance in this matter.  Please do not hesitate to contact me with any further comments or questions.

Sincerely,

/s/ William P. Rogers, Jr.
Name: William P. Rogers, Jr.

Mr. David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

VIA EDGAR

Copy to:

Mr. Gregory G. Zikos
Chief Financial Officer
Costamare Inc.
60 Zephyrou Street & Syngrou Avenue
17564, Athens, Greece

VIA EMAIL